Name of Registrant: Exxon Mobil Corporation
Name of persons relying on exemption: California Public Employees Retirement System (CalPERS)
Address of persons relying on exemption: 400 Q Street, Sacramento, CA  95811

May 20, 2024

Dear ExxonMobil Shareowner:

Protect Shareowner Rights - Vote AGAINST the Board of Directors

CalPERS is the largest state public pension fund in the U.S. with approximately $490 billion in total assets under management and a significant long-term owner of ExxonMobil.

We are voting AGAINST all board members at the Company’s May 29, 2024, annual meeting.

In January 2024, ExxonMobil filed a lawsuit against two shareowners who filed a shareowner resolution. The two shareowners have since withdrawn their proposal. However, ExxonMobil continues to pursue legal action.

•	We have requested that ExxonMobil drop the lawsuit.

•	The SEC Exchange Act Rule 14a-8 is a well-established process that has successfully provided shareowners with a voice for decades.

•	The lawsuit could undermine shareholder rights through circumventing the 14a-8 process.

•	This lawsuit may have a chilling effect on future shareowner proposals in the United States.

We urge shareowners to join us in protecting our shareowner rights by voting AGAINST the ExxonMobil Board of Directors.

For questions, please contact the CalPERS Media Team at newsroom@calpers.ca.gov.

Thank you for your support.

Sincerely,

DREW HAMBLY
Investment Director, Global Public Equity
CalPERS Investment Office

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of mail and telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card.